Exhibit 1.1

JX Holdings, Inc. to Terminate Reporting Obligations with the U.S. Securities and Exchange Commission

Tokyo — JX Holdings, Inc. (the “Company”) (TOYKO:5020) hereby announces that it intends to terminate its reporting obligations with the United States Securities and Exchange Commission (the “SEC”) under Section 15(d) of the Securities Exchange Act of 1934, as amended. For this purpose, the Company intends to file with the SEC a certification under Form 15F today (April 4, 2011). Upon such filing, the Company’s reporting obligations with the SEC will be suspended immediately. The termination of the reporting obligations is expected to become effective no later than 90 days after such filing if there are no objections from the SEC.

Contact:

JX Holdings, Inc.
Masayoshi Yamamoto,
Group Manager, Investor Relations Group,
Finance & Investor Relations Department
(Tel: +81-3-6275-5009)